September 2, 2009

United States Securities and Exchange Commission
Washington, DC
USA 20549

Attention : Mr. David Burton: E-Mail Burtond@sec.gov

Subject: Response to SEC "Comment Letter on Form 8-K filed August 11, 2009" dated August 13, 2009 to The Tirex Corporation.

Dear Mr. Burton:

We are writing to you in response to your letter of August 13, 2009 requesting our statement of commitment respecting our relations with the SEC, please take note of the following:

The Tirex Corporation recognizes and accepts that:

1.

the company is responsible for the adequacy and accuracy of the disclosures in its filings.

2.

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions, do not hesitate to contact me at (203) 292-6922 or our Secretary-Treasurer and Chief Financial Officer, Michael Ash, at (450) 653 5001 or cell phone (514) 895-2977

Yours truly

/s/ John L. Threshie Jr.
John L. Threshie Jr.
President and CEO
The Tirex Corporation

1771 Post Road East, Westport CT USA 06880
Telephone (203) 292-6922 www.tirex-tcs.com; info@tirex-tcs.com